April 29, 2021

United States Securities and Exchange Commission

Washington DC 20549

Re: VetaNova Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed March 29, 2021

File No. 000-51068

Your comment letter dated April 15, 2021

Dear Division of Corporation Finance:

This letter addresses your second round of comments of VETANOVA INC’s (the “Company”) Form 10 filing. Your comments are in italics.

1. Please revise the titles of each of your primary financial statements to eliminate the characterization of such financial statements as “Condensed.” The caption “Condensed” is only appropriate for unaudited interim financial statements.

“Condensed” has been removed from all financial statements’ captions.

2. We refer you to prior comment 12. You disclose in Management’s Discussion and Analysis (MD&A) on page 9 that during the year ended December 31, 2020 you recognized revenues of $13,125 from sublease operations. Additionally, you disclose in MD&A on page 10 that your cost to lease this property was $5,250 per month. As previously requested, revise your statement of operations to reflect your lease cost associated with the portion of this property you subleased to a third party as a direct cost of the lease revenue recognized in Fiscal 2020.

The land we leased was partially leased to a sub-tenant. This amount will be reclassified as a direct cost of revenue for $13,125.

3. Revise your financial statements to provide a footnote which explains the nature of this revenue and your accounting for this lease.

The Company will add a discussion on revenue and direct cost of revenue to the financial statements Note 2.

4. We refer you to prior comment 13. You disclose in Item 10. Recent Sales of Unregistered Securities, that you sold 35,109,231 units for $0.01 per unit, each unit consisting of one share of your common stock and one warrant to purchase a share of common stock to outside investors and raised $351,092 during the year ended December 31, 2020. Please revise your financial statements to allocate the total capital raised between the warrants and the common stock with the warrants recognized at fair value and the common stock recognized at the amount of proceeds not allocated to the warrants. Refer to ASC 470-20-25-2.

Upon further research of US GAAP and discussions with our auditor, the Company has recognized that the sale of unregistered securities should be treated as follows:

-	The warrants in the offering qualifies as equity. The issued warrant does not obligate the Company to repurchase its shares by transferring an asset. The warrant does not obligate the Company to settle the warrant by issuing a variable number of shares if the monetary value of the obligation is based on a predetermined fixed amount, variation in something other than the issuers stock price, or variations inversely related to the issuers stock price. Therefore, since there is no obligation on behalf of the Company, the warrants should be classified as equity.

-	The Company’s offering does not meet any of the 4 areas of ASC 820-10-30-3A; therefore, fair value should equal the actual transaction value. The Company calculated the value of the equity the warrant is attached to. The Black-Scholes Model (BSM) was used for the warrant value calculation of the proceeds of $351,092 of the capital raise during 2020, quarter 4. Using BSM, the value is calculated at $6,584,280. Then the Company calculated the fair value of the stock issued by comparing the market closing price of VTNA shares to the offering price stated in the offering memorandum at $0.01/share. This calculation rendered a value of $6,584,390. Therefore, with a slight rounding, 50% of the offering proceeds will be attributable to the warrant issued and 50% of the offering proceeds will be attributable to the common stock issued. The Company is proposing the following general ledger entry to recognize the capital raise as:

Cash	$351,092.30 DR
Common stock	$3,510.92 CR
APIC – common stock	$172,035.23 CR
APIC – warrants	$175,546.15 CR

It is the intent of the Company to file the amended Form 10, amendment 2, on or before May 7, 2021.

If you have any questions, you can contact me at (303) 248-6883, or contact our financial statement consultant, Wayne Harding, at (303) 290-0123 or wayne@wayneharding.com.

Sincerely,

/s/ John McKowen
John McKowen
Chief Executive Officer
VETANOVA INC